Exhibit 3.2

CERTIFICATE OF TRUST

OF

CONVEXITYSHARES TRUST

This Certificate of Trust of ConvexityShares Trust (the “Trust”), is being duly executed and filed by the undersigned on behalf of the Trust to form a statutory trust under the Delaware Statutory Trust Act (12 Del. Code, § 3801 et. seq.) (the “Act”).

1.	Name. The name of the statutory trust being formed is CONVEXITYSHARES TRUST.

2.	Trustee. The name and the business address of the trustee of the Trust with its principal place of business in the State of Delaware is as follows:

3.	Wilmington Trust, National Association

1100 North Market Street

Wilmington, Delaware 19890-1605

Attn: Corporate trust Administration

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Trust in accordance with Section 3811 of the Act.

WILMINGTON TRUST, NATIONAL
ASSOCIATION, not in its individual capacity but solely as Trustee of the Trust

By:	/s/ Boris Treyger
Name:Boris Treyger
Title:Vice President